Exhibit 99(a)(1)(N)

ELECTRONIC ARTS INC.

RESTRICTED STOCK AWARD (CANADA EMPLOYEES)

2000 EQUITY INCENTIVE PLAN

[Participant Information]

Electronic Arts Inc., a Delaware corporation, (the “Company”) hereby grants on the date hereof (the “Award Date”) to the individual named above (the “Participant”) an award of Restricted Stock issued under the Company’s 2000 Equity Incentive Plan, as amended (the “Plan”), consisting of a certain number of shares set forth below of the Company’s common stock (the “Restricted Shares”), subject to certain restrictions. The Restricted Stock award is subject to all the terms and conditions set forth herein, including the terms and conditions in the attached Appendix A (collectively, the “Award”) and in the Plan, the provisions of which are incorporated herein by reference. All capitalized terms used in this Award that are not defined herein have the meanings defined in the Plan. The principal features of the Restricted Stock award are as follows:

[Grant information: Award Date/number of shares subject to Award]

Vesting Schedule: On the Award Date, the Company may deduct and withhold from the number of Restricted Shares otherwise issuable to Participant as set forth above a number of such Restricted Shares as determined in accordance with Section 15 of Appendix A attached hereto (the “Tax Withholding Shares”), and such Tax Withholding Shares shall be deemed immediately vested in full for all purposes of the Restricted Stock award. Subject to the terms and conditions of the Plan and this Award, the portion of the Restricted Shares remaining after deduction of the Tax Withholding Shares (the “Remaining Shares”) shall vest as follows: [If 1-year vesting: One hundred (100%) of the Remaining Shares shall vest on the first anniversary of the Vesting Start Date,] [If 2-year vesting: Fifty percent (50%) of the Remaining Shares shall vest on each of the first and second anniversaries of the Vesting Start Date, respectively,] [If 3-year vesting: One-third (1/3) of the Remaining Shares shall vest on each of the first, second and third anniversaries of the Vesting Start Date, respectively,] provided Participant is, and has remained continuously since the Award Date, employed by the Company or a Subsidiary on each vesting date (or such later date as may result from suspended vesting as provided below). Participant shall be deemed to have worked a calendar month if Participant has worked any portion of that month. Vesting will continue in accordance with the vesting schedule set forth herein during a leave of absence that is protected by contract or under local law (which may include, but is not limited to, a maternity, paternity, disability, medical, or military leave), provided that vesting shall cease if and when the leave of absence is no longer guaranteed by contract or local law. Vesting shall be suspended during any unpaid personal leave of absence, except as otherwise required by contract or local law.

PLEASE READ ALL OF APPENDIX A WHICH CONTAINS THE SPECIFIC TERMS AND CONDITIONS OF THE AWARD.

ELECTRONIC ARTS INC.

Stephen G. Bené

Senior Vice President and General Counsel

ACCEPTANCE:

By accepting the Award, Participant acknowledges the receipt of the Award under the Plan and agrees to voluntarily participate in the Plan. Participant hereby acknowledges that a copy of the Plan and a copy of the Prospectus, as amended, are available upon request from the Company’s Stock Administration Department and can also be accessed electronically. Participant represents that Participant has read and understands the contents of the Plan, the Prospectus and the Award, and accepts the Restricted Stock subject to all the terms and conditions of the Plan and the Award. Participant understands and acknowledges that there may be tax consequences related to the grant and vesting of the Restricted Stock and the sale of the underlying Restricted Shares and that Participant should consult a tax advisor to determine his or her actual tax consequences. Participant must accept this Award by executing and delivering a signed copy of this Award to the Company or by electronically accepting this Award pursuant to the online acceptance procedure established by the Company within thirty (30) days. Otherwise, the Company may, at its discretion, rescind the Award and the Restricted Stock granted thereunder in its entirety.

APPENDIX A

ELECTRONIC ARTS INC.

RESTRICTED STOCK AWARD (CANADA EMPLOYEES)

UNDER THE 2000 EQUITY INCENTIVE PLAN

1. Form of Award. Restricted Stock granted under the Plan shall be evidenced by an award of Restricted Stock (the “Award”) in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, which Award shall comply with and be subject to the terms and conditions of the Plan. Awards may be evidenced by paper copy or electronic copy.

2. Date of Grant. The date of grant of the Restricted Stock shall be the date on which the Committee makes the determination to grant such Restricted Stock, unless otherwise specified by the Committee. The Award representing the Restricted Stock will be delivered to Participant within a reasonable time after the granting of the Restricted Stock.

3. Award. The Company grants to Participant Restricted Stock subject to the terms and conditions contained in this Award and the Plan. In the event of any conflict between the terms of the Plan and this Award, the terms of the Plan shall govern. Any terms not defined herein shall have the meaning set forth in the Plan.

4. Custody of Restricted Shares. The Restricted Shares shall be issued by the Company and registered in Participant’s name on the stock transfer books of the Company. Such Restricted Shares shall remain in the physical custody of the Company or its designee at all times until the expiration of the vesting dates as specified in the vesting schedule, above.

5. Shareholder Rights. Subject to the terms and restrictions of this Award, Participant shall have all the rights and privileges of a shareholder of the Company while the Restricted Shares are subject to stop-transfer instructions, or otherwise held by the Company or its designee escrow, including the right to vote and to receive dividends (if any).

6. Vesting of Restricted Shares.

(a) In General. Provided Participant remains continuously employed by the Company or a Subsidiary, the Restricted Shares shall vest according to the vesting schedule, above. For purposes of facilitating the enforcement of the provisions of this section, the Company may issue stop-transfer instructions on the Restricted Shares to the Company’s transfer agent, or otherwise hold the Restricted Shares, until the Restricted Shares have vested and Participant has satisfied all applicable obligations with respect to the Restricted Shares, including any applicable tax withholding obligations set forth in Section 15 below. Once Participant has satisfied such obligations, Participant is free to sell or otherwise dispose of the Shares. Any new, substituted or additional securities or other property which is issued or distributed with respect to the unvested Restricted Shares shall be subject to the same terms and conditions as are applicable to the unvested Restricted Shares under this Award and the Plan.

(b) Acceleration of Vesting. The Restricted Stock award was granted in connection with the Company’s Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, as set forth in an exhibit to the Company’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on or about [October 21, 2009] (the “Exchange Offer”). Pursuant to the Exchange Offer, the Company granted to certain participants therein awards consisting of restricted stock units (the “Restricted Stock Units”). If, in connection with a transaction described in Section 19 of the Plan, a successor corporation refuses to assume the Restricted Stock Units or to substitute equivalent awards in replacement of the Restricted Stock Units, as a result of which the vesting of the Restricted Stock Units is accelerated in accordance with Section 19 of the Plan upon terms and conditions determined by the Compensation Committee, then the vesting of the Restricted Shares shall be similarly accelerated.

7. Fractional Restricted Shares. In the event Participant would otherwise become vested in a fractional portion of a Restricted Share (a “Fractional Portion”) based on the vesting terms of the Restricted Shares, such Fractional Portion shall instead remain unvested until the final vesting date for the Restricted Shares; provided, however, that if Participant would otherwise vest in a subsequent Fractional Portion prior to the final vesting date for the Restricted Shares and such Fractional Portion taken together with a previous Fractional Portion that remained unvested would equal a whole Restricted Share, then such Fractional Portions shall vest into one Share. Upon the final vesting date, the value of any remaining Fractional Portion(s) shall be rounded up to the nearest whole Share at the same time as the vesting of the remaining Restricted Shares.

8. Purchase Price. The purchase price of the Restricted Shares shall be $0.00.

9. Restriction on Transfer. Except as permitted by applicable law, neither the Restricted Shares which have not vested pursuant to Section 6 above nor any rights under this Award may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of by Participant other than by will or by the laws of descent and distribution, and any such purported sale, assignment, transfer, pledge, hypothecation or other disposition shall be void and unenforceable against the Company.

10. Termination of Employment.

(a) Forfeiture of Unvested Restricted Shares Upon Termination of Employment, Other than Death or Disability. In the event that Participant’s employment or service is Terminated for any reason other than death or Disability and the Restricted Shares are not yet fully vested as of the Termination Date (as defined in Section 13(k) below), then the unvested Restricted Shares shall be forfeited immediately without consideration upon such Termination Date.

(b) Termination of Employment Due to Death or Disability. If the Participant’s employment is Terminated due to death or Disability after the first anniversary of the Vesting Start Date, a pro-rata portion of the Restricted Shares will vest on the Termination Date (as defined in Section 13(k) below). If the Participant’s employment with the Company or Subsidiary is Terminated due to death or Disability, before the first anniversary of the Vesting Start Date, all unvested Restricted Shares shall be immediately forfeited without consideration. In determining the pro-rata portion of the Restricted Shares that are to be vested on the Termination Date (as defined in Section 13(k) below), the Committee will consider the number of months worked by Participant during the 12-calendar month period preceding the next anniversary of the Vesting Start Date under the following formula:

Number of Restricted Shares scheduled to vest on the next anniversary of the Vesting Start Date	multiplied by	[Number of calendar months worked by Participant during the 12-month period prior to the next anniversary of the Vesting Start Date] divided by 12

Participant shall be deemed to have worked a calendar month if Participant has worked any portion of that month. The Committee’s determination of vested Restricted Stock shall be in whole Shares only and will be binding on the Participant.

11. Suspension of Award and Repayment of Proceeds for Contributing Misconduct. If at any time the Committee reasonably believes that Participant has engaged in an act of misconduct, including, but not limited to an act of embezzlement, fraud or breach of fiduciary duty during the Participant’s employment that contributed to an obligation to restate the Company’s financial statements (“Contributing Misconduct”), the Committee may suspend the vesting of the Restricted Shares pending a determination of whether an act of Contributing Misconduct has been committed. If the Committee determines that Participant has engaged in an act of Contributing Misconduct, then the Restricted Shares will terminate immediately upon such determination and the Committee may require Participant to repay to the Company, in cash and upon demand, the Award Proceeds (as defined below) resulting from any sale or other disposition (including to the Company) of Shares after vesting of the Restricted Shares if the sale or disposition was effected during the twelve-month period following the first public issuance or filing with the SEC of the financial statements required to be restated. The term “Award Proceeds” means, with respect to any sale or other disposition (including to the Company) of Shares after vesting of the Restricted Shares, an amount determined appropriate by the Committee to reflect the effect of the restatement on the Company’s Share price, up to the amount equal to the market value per Share at the time of such sale or other disposition multiplied by the number of Shares sold or disposed of. The return of Award Proceeds is in addition to and separate from any other relief available to the Company due to the Participant’s Contributing Misconduct. Any determination by the Committee with respect to the foregoing shall be final, conclusive and binding on all interested parties. For any Participant who is designated as an “executive officer”, the determination of the Committee shall be subject to the approval of the Board of Directors.

12. Restriction on Election to Recognize Income in the Year of Grant. To the extent that Participant is subject to U.S. federal income tax, Participant understands, acknowledges and agrees that, as a condition to the grant of the Restricted Stock award, Participant may not elect to be taxed in the U.S. at the time the Restricted Shares are acquired by filing an election under Section 83(b) of the Code. Participant further agrees that if he or she attempts to make a Section 83(b) election, Participant will immediately forfeit all of the Restricted Shares subject to the Award.

13. Acknowledgement of Nature of Plan and Award. In accepting the Award, Participant acknowledges, understands and agrees that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time;

(b) the grant of Restricted Stock is voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock, or benefits in lieu of Restricted Stock, even if Restricted Stock has been granted repeatedly in the past;

(c) all decisions with respect to future grants of Restricted Stock, if any, will be at the sole discretion of the Company;

(d) nothing in the Plan or the Award shall confer on Participant any right to continue in the employ of, or other service relationship with, the Company or Participant’s employer (the “Employer”) or any Subsidiary or affiliate, or limit in any way the right of the Company or the Employer to terminate Participant’s employment or service relationship at any time;

(e) Participant’s participation in the Plan is voluntary;

(f) the Restricted Stock and Restricted Shares subject to the Restricted Stock are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which are outside the scope of Participant’s employment or service contract, if any;

(g) the Restricted Stock and Restricted Shares subject to the Restricted Stock are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event may be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that Participant is not an employee of the Company, the Award and Participant’s participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company;

(i) the future value of the underlying Restricted Shares is unknown and cannot be predicted with certainty;

(j) no claim or entitlement to compensation or damages shall arise from termination of the Restricted Stock or diminution in value of the Shares subject to the Restricted Shares received upon vesting of the Restricted Stock resulting from Termination of Participant’s employment (for any reason whatsoever and whether or not in breach of local labor laws), and in consideration of the grant of the Restricted Stock to which Participant is otherwise not entitled, Participant irrevocably agrees never to institute any claim against the Company or the Employer, waive his or her ability, if any, to bring any such claim, and release the Company and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, Participant shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(k) in the event of Termination of Participant’s employment (whether or not in breach of local labor laws), Participant’s right to receive and vest in the Restricted Stock under the Plan, if any, will terminate effective as of the date that Participant is no longer actively employed (the “Termination Date”) and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); the Committee shall have the exclusive discretion to determine when Participant is no longer actively employed for purposes of the Restricted Stock;

(l) Participant agrees that the Company may require that Restricted Shares be held by a broker designated by the Company. In addition, Participant agrees that Participant’s rights hereunder shall be subject to set-off by the Company for any valid debts Participant owes the Company; and

(m) the Restricted Stock and the benefits under the Plan, if any, will not automatically transfer to another company in the case of a merger, take-over or transfer of liability.

14. No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares. Participant is hereby advised to consult with his or her own tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.

15. Tax Withholding. Regardless of any action the Company and/or the Employer takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to Participant’s participation in the Plan and legally applicable to Participant (“Tax-Related Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock, including, but not limited to, the grant or vesting of the Restricted Stock, the subsequent sale of Shares subject to the Restricted Stock and the receipt of any dividends; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Restricted Stock to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, Participant will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, Participant authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

(i) withholding Shares from any vested Restricted Shares, provided that the Company only withholds a number of Shares with a Fair Market Value equal to or below the minimum withholding amount for Tax-Related Items, provided, however, that in order to avoid withholding any fractional Shares, the Company may round up to the next nearest number of whole Shares, as long as the Company withholds no more than a single whole Share in excess of the minimum withholding obligation for Tax-Related Items. For example, if the minimum withholding obligation for Tax-Related Items is $225 and the Fair Market Value of the Common Stock is $50 per share, then the Company may withhold up to five (5) Shares. Shares subject to withholding hereunder will be deducted from the total number of Shares issuable to Participant upon vesting of the Restricted Stock; or

(ii) withholding from Participant’s wages or other cash compensation paid to Participant by the Company and/or the Employer; or

(iii) withholding from proceeds of the sale of Shares issued upon vesting of the Restricted Stock either through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf pursuant to this authorization).

The Company or the Employer will remit the total amount withheld for Tax-Related Items to the appropriate tax authorities

If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, Participant is deemed to have been issued the full number of Shares subject to the vested Restricted Stock, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of Participant’s participation in the Plan.

Finally, Participant shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or Participant’s employer may be required to withhold as a result of Participant’s participation in the Plan that cannot be satisfied by one or more of the means previously described. The Company may refuse to deliver the Shares or proceeds from the sale of Shares if Participant fails to comply with his or her obligations in connection with the Tax-Related Items.

16. Compliance with Laws and Regulations. The issuance and transfer of Shares shall be subject to compliance by the Company and the Participant with all applicable requirements of federal and state laws and with all applicable requirements of any stock exchange or national market system on which the Company’s Shares may be listed at the time of such issuance or transfer. The Company is not required to issue or transfer Shares if to do so would violate such requirements.

17. Data Privacy. Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in the Award and any other Award materials by and among, as applicable, the Employer, the Company and any Subsidiary or affiliate of the Company for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan.

Participant understands that the Company and the Employer may hold certain personal information about him or her, including, but not limited to, Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Restricted Stock or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”).

Participant understands that Data will be transferred to E*Trade Financial Services, Inc. or such other stock plan service provider as may be selected by Participant or as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than Participant’s country. Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting

Participant’s local human resources representative. Participant authorizes the Company, E*Trade Financial Services, Inc. and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Participant’s participation in the Plan. Participant understands that Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. Participant understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Participant’s local human resources representative. Participant understands, however, that refusing or withdrawing his or her consent may affect Participant’s ability to participate in the Plan. For more information on the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that he or she may contact his or her local human resources representative.

Data Privacy Notice and Consent for Participants who are residents of Quebec.

Participant hereby authorizes the Company and the Company’s representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. Participant further authorizes the Company, any Subsidiary and the administrator of the Plan to disclose and discuss the Plan with their advisors. Participant further authorizes the Company, any Subsidiary and the administrator of the Plan to record such information and to keep such information in his or her employee file.

18. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

19. Authority of the Board and the Committee. Any dispute regarding the interpretation of the Award shall be submitted by Participant, the Employer, or the Company, forthwith to either the Board or the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Board or Committee shall be final and binding on the Participant, the Employer, and/or the Company.

20. Governing Law and Choice of Venue. The Award as well as the terms and conditions set forth in the Plan shall be governed by, and subject to, the law of the State of California, U.S.A., without regard to the conflict of law provisions, as provided in the Plan. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by the Award or the grant of Restricted Stock, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California, U.S.A. and agree that such litigation shall be conducted only in the courts of San Mateo County, California, U.S.A., or the federal courts for the United States for the Northern District of California, U.S.A., and no other courts, where this grant is made and/or to be performed.

21. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Award.

22. Language. If Participant has received this Award or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

23. Language Consent for Participants who are residents of Quebec. The parties acknowledge that it is their express wish that the Award, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de cette convention, ainsi que de tous documents exécutés, avis donnés et procédures judiciaries intentées, directement ou indirectement, relativement à ou suite à la présente convention.

24. Agreement Severable. In the event that any provision in this Award is held to be invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Award.

25. Entire Agreement. The Award, including this Appendix A, and the Plan constitute the entire agreement of the parties and supersede all prior undertakings and agreements with respect to the subject matter hereof.

26. Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the Restricted Stock and on any Restricted Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.